Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 28, 2019 (November 18, 2019 as it relates to the effects of the restructuring discussed in Note 3), relating to the consolidated financial statements of Dominion Energy Gas Holdings, LLC (a wholly-owned subsidiary of Dominion Energy, Inc.) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the effects of the restructuring discussed in Note 3), included in its Current Report on Form 8-K dated November 18, 2019, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Richmond, Virginia

November 18, 2019